EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Election of Board of Directors

OAKVILLE, ON, June 30, 2015 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that all the nominees listed in its Management Information Circular dated May 27, 2015 were elected as directors of APUC until the next annual meeting of shareholders. The detailed voting results are set out below.

On a vote by ballot, each of the following eight nominees proposed by management was elected as a director of APUC:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Christopher Ball	149,122,677	99.11%	1,337,690	0.89%
Christopher Huskilson	138,695,935	92.18%	11,764,432	7.82%
Christopher Jarratt	149,078,614	99.08%	1,381,753	0.92%
Kenneth Moore	150,058,463	99.73%	401,904	0.27%
Ian Robertson	149,601,380	99.43%	858,987	0.57%
Masheed Saidi	149,556,412	99.40%	903,955	0.60%
Dilek Samil	149,529,080	99.38%	931,287	0.62%
George Steeves	149,624,863	99.44%	835,504	0.56%

Final voting results on all matters voted on at the annual meeting of shareholders held on June 30, 2015 will be filed on www.sedar.com.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Alison Holditch, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 18:03e 30-JUN-15